Filed by Cable Design Technologies Corporation Pursuant to Rule 425 the Under the Securities Act 1933 Subject Company: Belden Inc.

the And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company’s Commission File No.: 1-12280

BELDEN CDT INC. COMBINING TO CREATE A PREEMINENT SUPPLIER IN THE ELECTRONIC CABLE INDUSTRY

Safe Harbor Statement/M&A Disclosure

certain announcement may contain, in addition to historical information, Actual as a result of a and Cable Design Technologies’ filings with the Securities and Exchange Those risks include, among other things, the economies in There can be no assurance that the The companies assume no This forward-looking statements that involve risks and uncertainties. results could differ materially from those currently anticipated number of factors, including risks and uncertainties discussed in Belden’s Commission. North America and Europe in general and the specific marketplaces of Belden and Cable Design Technologies (CDT), rapid technological change, price fluctuations or shortages of raw materials, the competitive environment of the wire and cable industry, and those risks generally associated with the integration of the two companies. merger will close, as to the timing of the closing, that the companies will be integrated successfully or without unanticipated costs or that anticipated synergies or other benefits will be realized. obligation to update any forward-looking statements as a result of new information or future events or developments.

A Preeminent Combination in Electronic Cable

Economy & Scale

Product Breadth and Market Diversity

Channel Coverage & Customer Relationships

Strong Balance Sheet and Financial Flexibility

Transaction Summary Overview

Name: Combined company to be called Belden CDT Inc.

Will continue to trade on the NYSE under a new ticker

Consideration: All stock, tax-free transaction

Fixed exchange ratio of 2.00 CDT shares for every Belden share CDT and Belden shareholders will each own approximately 45% and 55% of the combined company, respectively Belden dividend policy to remain

Timeline: Target closing during calendar quarter ending June 2004

Financial Impact: Accretive in Year 1 with synergies

Key Conditions: CDT and Belden shareholder approval

Regulatory approval and other customary conditions

3

Transaction Summary Overview (Cont’d)

Key Statistics: 2003 pro forma revenue and EBITDA of approximately $1.3 billion and $118 million with synergies, respectively Pro forma cash balance of approximately $116 million Pro forma market capitalization approaching $1 billion Approximately 6,800 people worldwide

Leadership: Bryan C. Cressey, current CDT Chairman, will be Chairman of the combined company C. Baker Cunningham, current Belden Chairman and CEO, will be President and CEO of the combined company

Board of Directors: 5 Belden 5 CDT

Key Locations: Headquarters in St. Louis, Missouri

36 manufacturing facilities throughout North America and Europe Distribution and sales locations worldwide

Organizational Structure

Board of Directors Bryan Cressey Chairman

Baker Cunningham President & CEO

Ricky Reece CFO

Fred Kuznik Integration Officer

Robert Matz Comm. Products

George Graeber Integration Officer

Larrie Rose Europe

Robert Canny Specialty Products

David Harden West Penn

Peter Sheehan Networking

Peter Wickman Products Elec.

Management will have over 150 years of industry experience

A Preeminent Supplier in the Electronic Cable Industry

Product Breadth and Market Diversity

Strong positions in diverse, attractive end markets including electronics, safety and security, aerospace, automotive, premise, broadcast/entertainment, and communications

Economy & Scale

Manufacturing in nine different countries

$1.3 billion in revenue

56% revenue in North America, 44% rest of world f Stronger presence in Europe

Channel Coverage & Customer Relationships

A significant supplier to major distributors such as Anixter and Graybar

Diverse channels

Key OEM relationships

Financial Flexibility

Strong cash flow

Conservative balance sheet

Improved access to capital

Electronic Cable Landscape

Benchmarking Pro Forma Sales

Pro Forma EBITDA Benchmarking (Combined Belden CDT includes $25 million in Synergies)

Pro forma for CommScope acquisition of Avaya Solutions Recently emerged from bankruptcy; pro forma for “reorganization and fresh start adjustments” per SEC filing Form 10 Notes: 1 2

Improved position in the $59 Billion Wire and Cable Industry

Pro Forma Revenue

Communications $24

orking $123 Netw

Electronics $425

orking $228 Netw

Communications $279

Specialty/Elecronic $243

(1) $494 million

(2) $827 million

Communication 302

Electronics $6 668

orking $351 Netw

CDT revenue shown for the twelve months ended October 31, 2003. Belden revenue shown for the twelve months ended December 31, 2003. (1) (2)

$1.3 billion .

Addressing High Value End-Markets

Industry

CATV Automotive Aerospace Telecom Industrial Networking/ Enterprise

BELDEN CDT

CommScope ACS

Nexans

General Cable

Draka

Superior Essex

Major Presence

Presence

Not a Significant Presence

...With Leading Brands and Products

End Markets

Networking / Enterprise /

Industrial

Telecom Aerospace Automotive

Products/Brands

Nordx IBDN

Mohawk

DataTwist High Speed Category Products

Bonded Pairs

Belden Classics

Robotic Products

Factory Floor Automation

Broad range of products

Central Office

Services

High-temperature seamless tape

High-performance products for aircraft and defense

Aircraft entertainment cable

GPS cable

High-performance engine management cables

Broad product line with capabilities to manufacture new, high bandwidth products and deliver end-to-end network infrastructure solutions

Specialty Electronic Segment

Markets	Drivers	Products/Applications
Industrial Process Control	– Factory floor automation – Robotic systems – Ethernet-based systems	– Manhattan – DataTuff® – XtraGuard®
Security & Detection	– Access control management – Government regulations – Technology development	– West Penn Products – Video over TP LAN – High-speed Coax cable – Secure shielded audio cables
Digital Networks	– Increased Productivity – Security – Reliability	– Nordx IBDN – Belden Bonded-Pairs – Installable Performance – Mohawk Category Cables

Increased market diversity and focus on high margin products

11

Specialty Electronic Segment (Cont’d)

Products/Applications Drivers

Markets

Aerospace/ Aviation

Automotive

Broadcast/Entertainment

New aircraft construction Replacement of aging fleet FAA mandated upgrades

Engine efficiency On-board electronics Oxygen sensors

Sports stadiums Digital Studios Major Events

Fuel and engine system cables Seamless Tape Wrap Cables

Engine microelectronic cable Navigation systems cable On-board entertainment cable

Brilliance Products High-speed Coax camera cable Hybrid cables Service Management

Increased market diversity and focus on high margin products

Communications Market

US and With telecom cable demand cut in half since 2000, Belden’s North America communications business has underperformed The continued business provides products to key customers in the Europe:

Belden is currently evaluating strategic alternatives for the North American business.

Leverage key relationships Address excess capacity Evaluate strategic alternatives

-—-

Communications Business Strategy:

Geographic Diversity

ROW 33%

ROW 19%

Europe 22%

(2) $827 million

US 54%

Europe 13%

US 59%

ROW 25%

(1) $494 million

US 56%

CDT revenue shown for the twelve months ended October 31, 2003. Belden revenue shown for the twelve months ended December 31, 2003. (1) (2)

Europe 19%

$746MM $249MM $326MM Considerably more scale in each market: US Europe ROW

$1.3 billion .

Combined Company Synergies

Identified Synergies

Purchasing/Logistics Corporate costs Best practices Facilities optimization Economies of scale Less incremental costs, benefits & compliance

Plus

Further working capital reductions Capital avoidance Leveraging brands and customer relationships

Identified annual synergies, net $25 million

months to arrive at full-synergy run-rate of $25 million/year 18-24

Channel Coverage and Customer Relationships

Key Distributor Relationships

End Customers and Specifiers

OEMs

Strong Financial Position

Combined

$1,321M $46M $93M $16M

Combined With Full Synergies

$1,321M $70M $118M $32M

Sales EBIT EBITDA Net Income

$494M $23M $41M $8M

$827M $23M $52M $8M

CDT financials based on last twelve months ended 10/31/03 Belden financials based on last twelve months ended 12/31/03 Financials are pro forma for unusual items including reduced depreciation due to impairment charge. Note:

Financial Flexibility

Combined (See Note)

$116M $110M $202M $4M $316M $694M

Cash Convertible Debentures Private Placement Notes Other Debt Total Debt Equity

$38M $110M $0 $4M $114M $289M

$95M $0 $202M $0 $202M $274M

22% 2.2x 1.7x

Net Debt to Total Capitalization Net Debt / EBITDA (before synergies) Net Debt / EBITDA (with synergies)

Combined financials reflect transaction fees and change of control payments of $17M and equity step-up of $131M. Note:

Creating the Preeminent Supplier in the Electronic Cable Industry

Strong Strategic Rationale

• Wire and cable industry continues to consolidate

• Leading position in key end-markets

• Strong management vision

• Leading industry consolidation

New Industry Leader with Significantly Increased Scale

• Broad product offering

• Well recognized brand names

• Strong balance sheet and improved financial flexibility

Global Footprint, Strategic Positioning

• Global scale and presence

• Key relationships with distributors, OEMs and customers

Additional Information and Where to Find It

.

.

.

. Investors . Investors and .

-

. Cable Design Technologies Corporation (CDT) intends to file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 and CDT and Belden Inc. (Belden) intend to file a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. and security holders of CDT and Belden are urged to read the joint proxy statement/prospectus and other relevant materials when the become available because they will contain important information about CDT, Belden and the proposed transaction. security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website (www.sec.gov). A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from CDT at 1901 North Roselle Road, Schaumburg, IL 60195 or from Belden at 7701 Forsyth Boulevard, Suite 800, St. Louis, MO 63105.

Forward-Looking Statements

This release contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in documents filed with the SEC by both Belden Inc. and Cable Design Technologies Corporation. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include the level of market demand for the products of the Companies, competitive pressures, economic conditions in the U.S. and other countries where the Companies operate, working capital needs, information technology spending, the ability to achieve reductions in costs, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters, industry competition and other specific factors discussed in the Belden annual report filed with the SEC on Form 10K on March 14, 2003, and the CDT annual report on form 10K filed with the SEC on October 29, 2003. Belden and CDT assume no responsibility to update any forward-looking statements as a result of new information or future developments.